File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 2nd., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: May 2nd., 2002

Vitro deposits funds for payment of principal of
Yankee Bond maturity on May 2002

Garza Garcia, N.L., Mexico, May 2, 2002.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that it deposited the funds necessary for the payment in full of the principal amount on the Vicap, S.A. de C.V. Guaranteed Senior Notes of its Yankee Bond issue due on May 15, 2002 for US$175 million.

Funds for this payment consisted of cash generated from operations, asset sales from the ongoing divestiture program and new credit facilities mainly from Banco Inbursa, S.A. and Credit Suisse First Boston.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas and Europe, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(Media) Albert Chico Smith Vitro S.A. de C.V. 011 (52) 8863-1335 achico@vitro.com	(Financial Community) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vitro.com	(U.S. Contacts) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com